Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31,
(in thousands)	2008		2007		2006		2005		2004
EARNINGS:

Income from continuing operations before income taxes	$874,583		$797,391		$564,116		$306,556		$258,318

ADD:

Minority interests	72,160		143,214		91,079		49,825		34,184

Fixed charges, as shown below	124,000		80,529		72,056		74,540		67,463

Amortization of capitalized interest	3,145		1,800		1,344		1,000		1,000

Distributions from equity investments	110,013		66,693		58,240		64,869		58,701

Investments redeemed — equity investees, cooperatives and other	43,046		4,935		7,283		13,514		15,937

SUBTRACT:

Equity in income of investees	(150,413)		(109,685)		(84,188)		(95,742)		(79,022)

Noncash patronage dividends received	(4,083)		(3,302)		(4,969)		(3,060)		(4,986)

Interest capitalized	(9,759)		(11,717)		(4,652)		(6,836)		(2,817)

EARNINGS AS ADJUSTED	$1,062,692		$969,858		$700,309		$404,666		$348,778

FIXED CHARGES:

Interest	$100,123		$63,528		$55,214		$58,367		$51,534

Amortization of debt costs expensed or capitalized	4,439		2,231		4,014		4,569		3,971

Appropriate portion (1/3) of rent expense	19,438		14,770		12,828		11,604		11,958

TOTAL FIXED CHARGES	$124,000		$80,529		$72,056		$74,540		$67,463

PREFERRED DIVIDEND FACTOR:	$19,392		$15,572		$12,767		$10,815		$9,339

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$143,392		$96,101		$84,823		$85,355		$76,802

RATIO	7.4	x	10.1	x	8.3	x	4.7	x	4.5	x